Filed by Focus Impact BH3 Acquisition Company
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Focus Impact BH3 Acquisition Company
Commission File No.: 001-40868

The following article was published in Northern Nevada Business Weekly on September 18, 2024:

XCF Global Capital acquiring New Rise Renewables refinery

XCF Global Capital is in the final stages of acquiring the New Rise Renewables refinery at Tahoe Reno Industrial Center and converting it from producing renewable diesel to sustainable aviation fuel. Courtesy XCF Global

By Rob Sabo
Wednesday, September 18, 2024
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In September 2021, the Sustainable Aviation Fuel Grand Challenge was launched by a conglomerate of government agencies with the goal of producing 3 billion gallons of sustainable aviation fuel annually.

A portion of that fuel will come from the New Rise Renewables refinery at Tahoe Reno Industrial Center.

XCF Global Capital, a holding company formed in 2023 with offices in New York and Sacramento, is in the final stages of acquiring the New Rise Renewables facility and converting it from producing renewable diesel to sustainable aviation fuel. XCF Global has additional SAF facilities coming online in Wilson, N.C., and Ft. Meyers, Fla., but the 10-acre Northern Nevada refinery will become the company’s global headquarters and flagship operation once the acquisition is complete and production begins, said Mihir Dange, XCF’s chief executive officer.

“The New Rise facility has the potential to be among the earliest sustainable aviation fuel production facilities in the United States,” Dange told NNBW.

XCF – X Carbon Footprint – seeks to reduce carbon intensity in the aviation industry by producing sustainable aviation fuel and is creating a portfolio of assets to that end, Dange said. There’s expected to be a billion-gallon production shortfall in the 3 billion gallon threshold of the Sustainable Aviation Fuel Grand Challenge, he added.

“We have a long way to go; global production today is very low,” Dange said. “Last year, total global SAF production was roughly 160 million gallons. The ramp that will happen over the next four or five years will be tremendous.”

New Rise Renewables’ staff of scientists and chemical engineers have been working throughout the year to convert the refinery from producing renewable diesel to sustainable aviation fuel. Dange said the facility includes a pre-processing plant, which allows it to take in a wide range of potential feedstocks, including soybean oil, distiller’s corn oil and many other types of waste oils, as well as any type of animal grease or tallow.

“The pre-processing plant will allow us to choose from a wide variety of feedstocks to control costs and satisfy various customer requirements,” Dange said.

Currently, there are eight different certified conversion technologies that companies are using to produce sustainable aviation fuel from waste feedstocks and biomass on a larger commercial scale. XCF Global is pursuing a pathway called HEFA, which stands for hydroprocessed esters and fatty acids. The HEFA process is similar to what’s used to create hydrotreated renewable diesel fuel.

“Existing refiners are moving into this sustainable aviation fuel model because the economics are a little bit better than traditional petroleum-based products,” Dange said.

Jet engines can use SAF without any mechanical modifications, though blends of sustainable aviation fuel and Jet A are capped at 50 percent. However, commercial standardization for SAF blends is still being defined, Dange noted.

Mihir Dange
“There has to be a minimum of a 10 percent blend of neat (unblended) sustainable aviation fuel with at least 90 percent of Jet A, and it can go as high as 50 percent,” he said. “Typical blends are either 80/20 or 70/30. They are trying to create some type of standardization around it, and it's starting to trend towards that blend of 70 percent Jet A and 30 percent neat sustainable aviation fuel.

“SAF has the potential to reduce CO2 emissions by up to 80 percent compared to traditional jet fuel,” he added.

New Rise Renewables is currently operating as an independent company, but once it is fully acquired later this year it will operate under the XCF Global umbrella, Dange noted. Production of SAF, meanwhile, is expected to begin by the end of the year or early first quarter of next year, he added.

Initial production volume is expected to be around 38 million gallons of neat SAF in 2025, Dange said. The path to production has been long and arduous, he added, mostly because of the relative newness of the SAF industry, especially when compared to standard oil and gas production and refining.

“Everybody is trying to evaluate the preferred pathway for SAF and what brings in the lowest carbon intensity score,” Dange said. “They are also trying to figure out what a standard round of financing looks like, and what a standard offtake agreement looks like. Because there isn’t any true standardization around it, we’ve spent considerable time brainstorming and collaborating within our industry. Partnerships and collaboration will drive development of the market for SAF.

“It’s been difficult to find investment dollars to purchase this facility, and it’s been a slog to convert the facility from renewable diesel to sustainable aviation fuel because we are pushing new boundaries,” Dange added. “And since it’s new, nobody really wants to take on risk so early on – investor appetite has been tepid. It’s not your typical oil and gas project, which has very common metrics and measures for underwriting because there is standardization around the project, hedging and pricing. That doesn’t exist yet in the SAF industry, and that creates investor pullback.”

Dange said that since XCF Global is breaking new ground in the sustainable aviation fuel industry, a lot of eyes are on the company. Sustainable aviation fuel produced in Northern Nevada will likely be sold in neighboring California, he added.

“Demand is through the roof, especially because aviation companies want to meet that 2030 goal,” Dange said. “Most of our product will go into California because California has its own Low Carbon Fuel Standard, so every time we deliver into California we will qualify for that credit.

“The industry is really trying to get as much production out there as possible, and over the course of the next five to seven years, I think you’ll find that HEFA is the most commercially available and lowest cost.”

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements, including, without limitation, Focus Impact BH3 Acquisition Company’s (“BHAC”) and XCF Global Capital, Inc.’s (“XCF”) expectations with respect to future performance and anticipated financial impacts of the business combination and the acquisitions of New Rise Renewables, LLC and New Rise SAF Renewables Limited Liability Company (collectively, “New Rise”), estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share, the satisfaction of the closing conditions to the business combination and the New Rise acquisitions and the timing of the consummation of the business combination and the New Rise acquisitions, are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by BHAC and its management, and XCF and its management, as the case may be, are inherently uncertain and subject to material change. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political, and legal conditions; (2) the amount of redemptions by BHAC’s public stockholders in connection with the business combination; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any agreements with respect to the business combination or the New Rise acquisitions or with regard to the Company’s offtake arrangements; (4) the outcome of any legal proceedings that may be instituted against BHAC, XCF, Focus Impact BH3 Newco, Inc., a Delaware corporation and wholly owned subsidiary of BHAC (“NewCo”) or others; (5) the inability of the parties to successfully or timely close the business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect NewCo or the expected benefits of the business combination or that the approval of stockholders is not obtained; (6) changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations; (7) the inability of XCF to successfully or timely consummate the New Rise acquisitions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect NewCo or the expected benefits of the business combination; (8) the ability to meet stock exchange listing standards following the consummation of the business combination; (9) the ability of XCF to integrate the operations of New Rise and implement its business plan on its anticipated timeline, including the inability to launch operations in the New Rise plant in Reno, Nevada in the near future; (10) the risk that the proposed transactions disrupt current plans and operations of BHAC or XCF as a result of the announcement and consummation of the proposed transactions; (11) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of NewCo to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (12) costs related to the proposed transactions; (13) changes in applicable laws or regulations; (14) risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; (15) the possibility that BHAC, XCF or NewCo may be adversely affected by other economic, business, and/or competitive factors; (16) the availability of tax credits and other federal, state or local government support (17) risks relating to XCF’s and New Rise’s key intellectual property rights; and (18) various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the final prospectus relating to the initial public offering of BHAC, dated October 4, 2021, and other filings with the SEC, including the registration statement on Form S-4 to be filed with the SEC by BHAC or a successor entity in connection with the transaction (the “Registration Statement”). If any of the risks actually occur, either alone or in combination with other events or circumstances, or BHAC’s or XCF’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that BHAC or XCF does not presently know or that it currently believes are not material that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect BHAC’s or XCF’s expectations, plans or forecasts of future events and views as of the date of this communication. These forward-looking statements should not be relied upon as representing BHAC’s or XCF’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. While BHAC or XCF may elect to update these forward-looking statements at some point in the future, BHAC and XCF specifically disclaim any obligation to do so.

Additional Information about the Proposed business combination and Where to Find It

In connection with the proposed business combination, BHAC and XCF have prepared, and NewCo has filed with the SEC, the Registration Statement containing a prospectus with respect to the securities to be issued in connection with the business combination, a proxy statement with respect to the stockholders’ meeting of BHAC to vote on the business combination and certain other related documents. Investors, securityholders and other interested persons are urged to read the preliminary proxy statement/prospectus in connection with BHAC’s solicitation of proxies for its special meeting of stockholders to be held to approve the business combination (and related matters) and general amendments thereto and the definitive proxy statement/prospectus, when available, because the proxy statement/prospectus contains important information about BHAC, XCF and the business combination. When available, BHAC will mail the definitive proxy statement/prospectus and other relevant documents to its stockholders as of a record date to be established for voting on the business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that BHAC will send to its stockholders in connection with the business combination. Once the Registration Statement is declared effective, copies of the Registration Statement, including the definitive proxy statement/prospectus and other documents filed by BHAC, XCF or a newly formed successor entity with the SEC, may be obtained, free of charge, by directing a request to Focus Impact BH3 Acquisition Company, 1345 Avenue of the Americas, 33rd Floor, New York, NY 10105. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

BHAC, NewCo and each of their directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies of BHAC’s stockholders in connection with the business combination under SEC rules. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of BHAC’s stockholders in connection with the business combination is included in the Registration Statement and the proxy statement/prospectus included therein, which has been filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of BHAC’s directors and officers in BHAC’s filings with the SEC and such information is also in the Registration Statement that has been filed with the SEC, which includes the preliminary proxy statement/prospectus of BHAC for the business combination.

XCF and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of BHAC in connection with the business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination is included in the Registration Statement and the proxy statement/prospectus included therein, which has been filed with the SEC.

No Offer or Solicitation

This communication relates to the business combination and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law.